

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Randall Black
President and Chief Executive Officer
CITIZENS FINANCIAL SERVICES INC
15 South Main Street
Mansfield, Pennsylvania 16933

> **Re: CITIZENS FINANCIAL SERVICES INC**
> **Registration Statement on Form S-4**
> **Filed December 16, 2022**
> **File No. 333-268840**

Dear Randall Black:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-957-9365 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Les Reese, Esq.